UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 20, 2006

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A., pursuant to the provisions of article
82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:
SIGNIFICANT EVENT

General Meeting of shareholders of BANCO BILBAO VIZCAYA ARGENTARIA, S.A.  held on 18 March 2006
RESOLUTIONS PASSED

First resolution.-
1.- To approve, in accordance with the terms of the legal documentation, the annual accounts (balance sheet, income statement and the annual report) plus the management report of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to the year ending 31st December 2005, as well as the annual accounts (balance sheet, income statement and annual report) and management report for the consolidated BBVA group corresponding to the same financial year.
2.- To approve the proposed application of the 2005 earnings of Banco Bilbao
Vizcaya Argentaria, S.A., to the amount of 1,918,142,435.20 EUROS (one billion, nine-hundred and eighteen million, one-hundred and forty-two thousand, four-hundred and thirty-five euros, twenty cents), distributed in the following manner:
The sum of 1,800,542,434.85 EUROS (one billion, eight-hundred million, five-hundred and forty-two thousand, four-hundred and thirty-four euros, eighty-five cents) shall be used to pay dividends, of which 1,169,843,954.85
EUROS (one billion, one-hundred and sixty-nine million, eight-hundred and forty-three thousand, nine-hundred and fifty-four euros, eighty-five cents)
have already been paid out in the first, second and third interim dividends.
Thus, the remaining 630,698,480.00 EUROS (six-hundred and thirty million, six-hundred and ninety-eight thousand, four-hundred and eighty euros, zero cents) shall be used to settle the final dividend for 2005 of 0.186 EUROS
(eighteen point six euro-cents) per share, which shall be paid out to the shareholders on 10th April 2006.
The sum of 117,600,000.35 EUROS (one-hundred and seventeen million, six-hundred thousand euros, thirty-five cents) for the provision of the bank's voluntary reserves.
To resolve that the sums paid as interim dividends plus the sum destined to the final dividend constitute the total amount of the dividend for the financial year of Banco Bilbao Vizcaya Argentaria, S.A., ratifying the resolutions adopted by the board of directors according to which the aforementioned sums were paid as interim dividends.
3.- To approve the management of the board of directors of Banco Bilbao
Vizcaya Argentaria, S.A. during 2005.
4.-To authorise the chairman, Mr. Francisco González Rodríguez, and the
Company Secretary and Director, Mr. José Maldonado Ramos, severally, to deposit the annual accounts, management reports and auditors' reports for the bank and its consolidated group, as well as to issue the certificates referred to in article 218 of the Companies Act (Ley de Sociedades Anónimas) and in article 366 of the company registry regulations (Reglamento del Registro
Mercantil).
Second resolution.-
2. 1.- To appoint Mr Tomás Alfaro Drake Spanish national of full age, married and domiciled at Paseo de la Castellana no 81, Madrid for such purpose, with
Spanish Tax I.D. no 16.218.822 G to sit on the board of directors for the five-year term stipulated in the bylaws.
2.2.- Pursuant to article 36 of the company bylaws, to re-elect Mr Juan Carlos
Alvarez Mezquíriz, Spanish national of full age, married and domiciled at
Paseo de la Castellana no 81, Madrid for such purpose, with Spanish Tax I.D.
no. 14.955.512 S to sit on the board of directors for a five-year term.
2.3.- Pursuant to article 36 of the company bylaws, to re-elect Mr. Carlos
Loring Martínez de Irujo, Spanish national of full age, married and domiciled at Paseo de la Castellana, no 81, Madrid for such purpose, with Spanish Tax
I.D. no. 1.357.930 X to sit on the board of directors for a five-year term.
2.4.- Ms. Susana Rodríguez Vidarte, Spanish national of full age, married and domiciled at Paseo de la Castellana no 81, Madrid for such purpose, with
Spanish Tax I.D. no. 14.915.845 T. to sit on the board of directors for a five-year term.
In compliance with paragraph 2 of article 34 of the company bylaws, to determine the number of directors to be what it is at this moment, pursuant to the resolutions passed under this agenda item. This will be reported to the
AGM for due process.
Third resolution.-

Authorise the board of directors such that, subject to applicable legal provisions and after obtaining due authorisations, it may, in the maximum legal term of five years, on one or several occasions, issue directly or through subsidiaries fully secured by the bank, any type of debt instruments, documented in obligations, bonds of any kind, promissory notes, any kind of warrants or any other fixedincome securities, totally or partially exchangeable for shares that this company or another company have already issued, in euros or any other currency, that may be subscribed in cash or kind, nominative or bearer, senior or secured with any kind of guarantee, including a mortgage bond, with or without incorporation of rights to the securities (warrants), subordinate or not, for an open or closed time period, to a maximum value of ONE HUNDRED AND FIVE BILLION EUROS (€105,000,000,000).
To annul, insofar as it remains unused, the authorisation conferred at the company's Annual Shareholders Meeting, 28th February 2004, under item three of its agenda, whose total value was increased under AGM resolution, 26th
February 2005, while the part that has already been drawn down remains in force.
Likewise, to authorise the board of directors to establish and determine, in the manner it deems proper, the other conditions inherent to each issue, with regard to the interest rate (fixed, floating or indexed), issue price, par value of each certificate, its representation in single or multiple certificates or book entries, form and date of redemption, and any other aspects related to the issue. Also, to authorise the board of directors to request listing of securities issued on the exchanges and by other competent bodies, subject to the standards for admission, listing and de-listing, putting up such guarantees or commitments as required under prevailing legal provisions, and to determine any extremes not envisaged hereunder.
Likewise, to authorise the board of directors, in compliance with article 141 of the Companies Act (Ley de Sociedades Anónimas), to pass on to the executive committee the powers delegated to it by the Shareholders Meeting regarding the earlier resolutions, with express authority for substitution by the chairman of the board, the chief operating officer or any other director or proxy of the bank.
Fourth resolution.-
1.- Repealing the resolution adopted at the Annual General Meeting, 26th
February 2005, under its agenda item four, insofar as it was not executed, to authorise the company such that, directly or through any of its subsidiaries, over a maximum period of eighteen months as of the date of this present AGM, it may purchase Banco Bilbao Vizcaya Argentaria, S.A. shares at any time and on as many occasions as it considers appropriate, by any means permitted under law, including charging them to the year's earnings and/or unrestricted reserves, as well as to dispose of them or redeem them at a later date, all in compliance with article 75 and others of the Companies Act.
2.- To approve the limits or requirements of these acquisitions, which shall be as follows:
- That the nominal of the shares purchased, added to those already in possession of the Bank and its subsidiaries will not at any time exceed five per cent of the share capital of Banco Bilbao Vizcaya Argentaria, S.A., always respecting the limitations established for the purchase of treasury stock by the regulatory authorities governing the markets on which Banco Bilbao Vizcaya
Argentaria, S.A. securities are listed.
- The company's balance sheet liabilities shall include provision for a restricted reserve equivalent to the sum of own shares calculated under its assets. This reserve must be maintained until the shares are sold or redeemed.
- The stock purchased must be fully paid up.
- The purchase price will not be below the nominal price or more than 20%
above the listed price or any other price associated to the stock on the date of purchase or, in the case of derivatives, on the date of the call contract.
Operations to purchase treasury stock will respect the rules and accepted practices of securities markets.
3.- Express authorisation is given for stock purchased by the bank or any of its subsidiaries under this authorisation to be wholly or partly assigned to workers, employees or directors of the bank when they have an acknowledged right, either directly or as a result of exercising any option rights they may hold, as established in the final paragraph of article 75, section 1 of the
Companies Act.
4.- To reduce share capital in order to redeem such treasury stock as the bank may hold on its balance sheet, charging this to profits or free reserves and for the amount which is appropriate or necessary at any time, to the maximum value of the treasury stock existing at any time.
5.- To authorise the board, in accordance with article 30 c) of the company bylaws, to execute the above resolution to reduce share capital, either all at once or on several occasions and within the maximum period of eighteen months from the date of this AGM, undertaking such procedures, arrangements and authorisations as necessary or as required by the Companies Act and other applicable provisions. Specifically, the board is authorised, within the time and limits established for the afore-mentioned execution, to establish the date(s) of each capital reduction, its/their timeliness and appropriateness, taking into account market conditions, listed price, the bank's economic and financial position, its cash position, reserves and corporate performance and any other factor relevant to the decision; to specify the amount of the capital reduction; determine whether to book the sum of the reduction to a restricted or unrestricted reserve, providing the necessary guarantees and complying with legally established requirements; adapt article 5 of the company bylaws to reflect the new figure for share capital; request de-listings of redeemed stock and, in general, adopt any resolutions necessary to be able to redeem or reduce capital as resolved, designating the people able to formalise these actions.
Fifth resolution.-
To re-elect Deloitte, S.L. as auditors for the accounts of Banco Bilbao
Vizcaya Argentaria, S.A. and its Consolidated Financial BBVA Group. The firm is domiciled in Madrid, at Plaza Pablo Ruiz Picasso, 1 - Torre Picasso and its
tax code is B-79104469; it is filed in the official Spanish registry of account auditors and the Madrid company registry under volume 13,650, folio
188, section 8, sheet M-54414.
Sixth resolution.-
1.- For the effects envisaged under article 130 and the Fourth Additional
Provision of the Companies Act and other applicable legislation, to approve a long-term plan for remunerating members of the Banco Bilbao Vizcaya Argentaria
S.A. senior management with shares (hereinafter "long-term share-delivery plan" or the "Plan") under the following basic terms and conditions:
(a) Description: The long-term share-delivery plan shall comprise the promise to deliver ordinary shares of Banco Bilbao Vizcaya Argentaria, S.A. to members of the senior management of the Banco Bilbao Vizcaya Argentaria, S.A. group
(including executive directors and members of the BBVA management committee)
on a pre-defined date and under the basic terms and conditions established below.
This Plan is based on allocating a number of "theoretical shares" to the beneficiaries as a function of the annual variable pay of each director over the preceding three years and their level of responsibility. This will provide a basis on which to calculate the BBVA shares that will be delivered, as applicable, when the Plan concludes.
The specific number of BBVA shares to be delivered to each beneficiary of the
Plan when it concludes, should the terms and conditions it establishes be met, shall equal the result of multiplying the number of "theoretical shares"
allocated by a coefficient of between 0 and 2, which will be calculated as a function of the spread between the bank's total shareholders' return (TSR)
-gain in listed value plus dividends- during the term of the Plan and the TSR performance of 14 European peer banks.
The following are the peer banks to be used as benchmarks:
BNP Paribas, Société Genérale, Deutsche Bank, ABN Amro, Unicredito, San Paolo
IMI, SCH, Credit Agricole, Barclays, HBOS plc, Lloyds TSB, The Royal Bank of
Scotland, UBS and Credit Suisse.
(b) Beneficiaries: The long-term share-delivery plan is for members of the management team of the Banco Bilbao Vizcaya Argentaria, S.A. group (including executive directors and members of the BBVA Management Committee) as of 1st
January 2006, excepting officers who have their own special reward plan. It is estimated initially that 1,780 people will be beneficiaries, although new beneficiaries may be enrolled under the Plan and others drop out of it whilst it is in force.
(c) Duration: The Plan will run for three years as of 1st January 2006 and will be settled in the first six months of 2009, although early settlement terms may be established in the ramifications of this resolution.
(d) Maximum number of Banco Bilbao Vizcaya Argentaria, S.A. shares included under the long-term share-delivery plan: The maximum number of Banco Bilbao
Vizcaya Argentaria, S.A. shares included in the long-term share-delivery plan is 22 million ordinary shares, representing 0.65% of current Banco Bilbao
Vizcaya Argentaria, S.A. share capital. Of these, a maximum of 1,380,000 ordinary shares (representing 0.041% of the share capital) may be for executive directors and 3,500,000 ordinary shares (representing 0.103% of the share capital) may be for members of the Management Committee (other than executive directors).
(e) Coverage: The company may earmark the shares comprising its treasury stock now or in the future to cover the long-term share-delivery plan requirements or use another suitable system of funding it as the company may decide.
2.- To authorise the board of directors, with express powers of substitution, to implement, when and as it deems advisable, to arrange, formalise and execute the long-term share-delivery plan, adopting such resolutions and signing such public and/or private documents as many be necessary or advisable for its full enforcement. The board also has powers to correct, rectify, modify and add to the present resolution and, in particular, by way of example, to do the following:
(a) Implement the long-term share-delivery plan when it deems it advisable and in the specific form it deems appropriate.
(b) Develop and establish the specific terms and conditions of the long-term share-delivery plan with respect to anything that is not envisaged under this resolution. These include, but are not limited to, the establishment of cases in which the long-term share-delivery plan would be paid out before term and declaration that the conditions have been met for such early settlement to be made.
(c) Draw up, sign and present such communications and additional documents as may be necessary or advisable to public and/or private bodies in order to implement and execute the long-term share-delivery plan, including, where necessary, the corresponding prospectuses.
(d) Take action and make statements or arrangements before public and/or private, Spanish and/or foreign institutions, bodies and/or registries in order to obtain due authorisation or verification for implementing and executing the long-term share-delivery plan.
(e) Negotiate, agree and sign counterparty and liquidity agreements with financial institutions that it freely designates under the terms and conditions it deems appropriate.
(f) Draw up and publish any announcements that may be necessary or advisable.
(g) Draw up, sign, grant and, where applicable, certify any kind of document relating to the long-term share-delivery plan.
(h) Adapt the contents of the plan to any circumstances or corporate operations that may arise during its term in order that the Plan prevail under the same terms and conditions. Said circumstances or operations may be related to BBVA or to the 14 benchmark banks mentioned in the description of the Plan.
(i) In general, to carry out whatever actions and/or sign whatever documents are necessary or appropriate for the validity, efficacy, implementation, development, execution and success of the long-term share-delivery plan and the resolutions adopted previously.
Seventh resolution.-
1.- To amend article 53 of the company bylaws in order to contemplate the possibility of remunerating members of the board of directors through delivery of shares, share options or remuneration indexed to the share price. Said article would thus read as follows:
"Article 53. Application of earnings.
To calculate the disposable earnings, all overheads, interest payments, perquisites and taxes shall be subtracted from the products obtained during the year, as shall the amounts that must be allocated to provisions and amortisation.
The resulting earnings, once the above-mentioned sums are subtracted, shall be distributed in the following order:
a) Endowment to insurance-benefit reserves and funds, required by prevailing legislation and, where applicable, to the minimum dividend mentioned under article 13 of these bylaws.
b) A minimum of four percent of the paid-up capital, as shareholder dividend, pursuant to article 130 of the Companies Act.
c) Four percent of the same to remunerate the services of the board of directors and the executive committee, unless the board itself resolves to reduce this percentage in years when it deems this to be appropriate. The resulting figure shall be made available to the board of directors to distribute amongst its members at the time and in the form and proportion that it determines. The resulting amount may be paid in cash or, if the General
Meeting so resolves pursuant to the Companies Act, by delivery of shares, share options or remuneration indexed to the share price.
This amount may only be taken out after the shareholders' right to the minimum
4% dividend mentioned above has been duly recognised."
2.- The preceding amendment to the bylaws must first obtain such authorisation as may be demandable under prevailing laws and/or regulations. The broadest, most efficacious powers possible at law are hereby conferred on the board of directors to obtain said authorisations and/or any others that may be required to implement and execute the preceding resolutions. Said powers may be passed on totally or in part to the board's executive committee or any of the board members.

Eighth resolution.-
1.- For the effects envisaged under article 130 and the Fourth Additional
Provision of the Companies Act and other applicable legislation, to approve a remuneration system for the non-executive directors of Banco Bilbao Vizcaya
Argentaria S.A. based on deferred delivery of BBVA shares under the following terms and conditions:
(a) Description: The deferred-delivery remuneration system comprises a yearly allocation of "theoretical" BBVA shares to the bank's non-executive directors, as part of their remuneration. These shall be delivered, where applicable, on the date on which they cease to be directors on any grounds other than serious breach of duty.
To such effect, each year the non-executive directors that the bank's board of directors designates as beneficiaries of this system will be allocated a number of "theoretical shares". This number will be equivalent in value to 20%
of the total remuneration paid to them during the previous year according to the closing prices of the BBVA stock during the sixty trading sessions prior to the dates of the respective General Meetings approving the financial statements corresponding to the years covered by the system.
The deferred-delivery remuneration system will replace the current benefit scheme established by the bank's board of directors for non-executive directors in order for their remuneration to reflect expected shareholders'
gains over the medium and long term.
To such ends, in order to contribute to achieving this goal, current beneficiaries of the benefit scheme for the bank's non-executive directors may, at their choice, convert the worth of the expected entitlements recognised to them under said scheme into "theoretical shares". These would have the same effects as those established for the shares comprising the deferred-delivery share-remuneration system to which this resolution refers.
The conversion will be made at €15.306 per share, ie, the average closing price of BBVA stock over sixty trading days prior to the date on which the board of directors convened this AGM.
In this manner, the BBVA shares from this remuneration system plus, where applicable, the conversion of the amounts from the directors' benefit scheme, shall be delivered solely and exclusively at the time when they cease to be directors to the beneficiaries (or in the event of death, to their heirs)
under the terms and conditions established herein.
(b) Beneficiaries: The deferred-delivery remuneration system is addressed to non-executive directors of Banco Bilbao Vizcaya Argentaria S.A. whom the board of directors designates beneficiaries of said system at any time.
(c) Duration: The deferred-delivery remuneration system shall last for five years, although partial settlements may be made as a consequence of any of its beneficiaries ceasing to be directors, under the terms and conditions established in part a) above. The remuneration system may nonetheless be extended should a future AGM so resolve.
(d) Number of shares: The maximum number of Banco Bilbao Vizcaya Argentaria
S.A. shares included to date within the deferred-delivery remuneration system for non-executive directors to cover these five years, is 400,000 ordinary shares, representing 0.01% of Banco Bilbao Vizcaya Argentaria share capital on the date of this resolution.
(e) Coverage: The company may earmark shares comprising its treasury stock now or in the future to cover the deferred-delivery remuneration system requirements or use another suitable system of funding it as the company decides at any time.
2- To authorise the company's board of directors, with express powers of substitution, to develop, formalise and arrange the execution of this deferred-delivery share-remuneration system, adopting such resolutions as may be necessary for this. In particular, by way of example, this authorisation would cover the following:
(a) Implement the delayed-delivery remuneration system, and designate its beneficiaries at any time and determine the number of "theoretical shares" to be allocated to each of them under the terms and conditions hereof.
(b) Develop and establish the specific terms and conditions of the deferred-delivery remuneration system with respect to anything that is not envisaged under this resolution.
(c) Authorise the granting of counterparty and liquidity agreements with the financial institutions that it freely designates under the terms and conditions it deems appropriate.
(d) Adapt the above-mentioned remuneration system to the company's circumstances or operations at any time whilst it is in force should some event occur that, in its opinion, could have a significant impact on the basic conditions and objectives initially established.

Ninth resolution.-
To confer on the board of directors, with express powers of substitution by the executive committee or the director(s) it deems pertinent, the broadest authority at law necessary for the fullest execution of the resolutions adopted by this AGM. The board or its substitute shall make such arrangements as may be necessary to obtain due authorisation and/or filing with the Bank of
Spain, the Dirección General del Tesoro y Política Financiera (Spanish treasury and financial policy directorate), the CNMV (Spanish Securities
Market Commission), the book-entry registry, the Company registry and any other public or private organisations. To such effects, they may (i)
establish, complete, develop, amend, correct omissions and adapt said resolutions in accordance with the verbal or written recommendation of the
Company Registry and any other authorities, government officers or competent institutions; (ii) draw up and publish announcements required by law; (iii)
grant any public or private documents they deem necessary or advisable and
(iv) make such arrangements as may be necessary or advisable to put the resolutions into effect, and in particular, to have them lodged with the
Company Registry or other registries where they should be filed.

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WARNING: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 03/20/2006	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA